SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                      Amendment No. 21


                   MARION MERRELL DOW INC.
                      (Name of Issuer)


           COMMON STOCK, par value $0.10 per share
               (Title of Class of Securities)

                         569713-10-0
                       (CUSIP Number)


                        John Scriven
             Vice President and General Counsel
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                             (517) 636-5914
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                        June 28, 1995
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].
                            Page 1 of 13

                    CUSIP No. 569713-10-0


1)  Name of Reporting Persons and its         RH Acquisition Corp.,
    I.R.S. Identification No.                 a wholly owned subsidiary of
                                              The Dow Chemical Company


2)  Check the Appropriate Box if a            (a)     [   ]
    Member of a Group                         (b)     [ x ]


3)  SEC Use Only


4)  Source of Funds                           AF


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant          [   ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization      Delaware


Number of       7)  Sole Voting Power         0
Shares
Beneficially    8)  Shared Voting Power       0
Owned by
Each            9)  Sole Dispositive Power    0
Reporting
Person With    10) Shared Dispositive Power   0


11) Aggregate Amount Beneficially             0
    owned by Each Reporting Person
    as of June 28, 1995

12) Check Box if the Aggregate Amount         [   ]
    in Row (11) Excludes Certain Shares


13) Percent of Class Represented by           0%
    Amount in Row (11) as of
    June 28, 1995


14) Type of Reporting Person                  CO
                          Page 2 of 13

                    CUSIP No. 569713-10-0


1)  Name of Reporting Persons and its         Dow Holdings Inc.,
    I.R.S. Identification No.                 a wholly owned subsidiary of
                                              The Dow Chemical Company


2)  Check the Appropriate Box if a            (a)     [   ]
    Member of a Group                         (b)     [ x ]


3)  SEC Use Only


4)  Source of Funds                           AF


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant          [   ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization      Delaware


Number of       7)  Sole Voting Power         0
Shares
Beneficially    8)                            Shared Voting Power
0
Owned by
Each            9)                            Sole Dispositive Power
0
Reporting
Person With    10) Shared Dispositive Power   0


11) Aggregate Amount Beneficially             0
    owned by Each Reporting Person
    as of June 28, 1995

12) Check Box if the Aggregate Amount         [    ]
    in Row (11) Excludes Certain Shares


13) Percent of Class Represented by           0%
    Amount in Row (11) as of
    June 28, 1995


14) Type of Reporting Person                  CO
                          Page 3 of 13

                    CUSIP No. 569713-10-0


1)  Name of Reporting Persons and its   The Dow Chemical Company
    I.R.S. Identification No.           I.R.S. Identification No. 38-1285128


2)  Check the Appropriate Box if a            (a)     [   ]
    Member of a Group                         (b)     [ x ]


3)  SEC Use Only


4)  Source of Funds                           WC, BK, OO


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant          [    ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization      Delaware


Number of       7)  Sole Voting Power         0
Shares
Beneficially    8)                            Shared Voting Power
0
Owned by
Each            9)                            Sole Dispositive Power
0
Reporting
Person With    10) Shared Dispositive Power   0


11) Aggregate Amount Beneficially             0
    owned by Each Reporting Person
    as of June 28, 1995

12) Check Box if the Aggregate Amount         [    ]
    in Row (11) Excludes Certain Shares


13) Percent of Class Represented by           0%
    Amount in Row (11) as of
    June 28, 1995


14) Type of Reporting Person                  CO
                          Page 4 of 13

This Amendment No. 21 amends the Statement of Schedule 13D filed by The Dow Chemical Company ("Dow"), RH Acquisition Corp. ("Acquisition") and Dow Holdings Inc. ("Dow Holdings") with the Securities and Exchange Commission dated May 3, 1995, as previously amended (the "Schedule 13D"). This amendment is being filed to reflect a press release issued on June 28, 1995 and as further discussed in Items 4, 5 and 6, below.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Dow issued a press release on June 28, 1995, the text of which is as follows:

     June 28, 1995

     DOW SELLS ITS SHARES OF MARION MERRELL DOW TO HOECHST

     The Dow Chemical Company has completed the sale of its approximately 197 million shares of Marion Merrell Dow to Hoechst for about $5.1 billion. The transaction will result in a gain for Dow in the range of 35 to 50 cents per share to be reported in second quarter of 1995 earnings. Dow's second quarter sales and operating income will not include Marion Merrell Dow's results.

     "Our decision to divest of Marion Merrell Dow allows us to concentrate on the businesses we know best," said Frank Popoff, Dow chairman and chief executive officer. "The company is reviewing alternative uses for the cash generated from this sale and will select the options that best enhance shareholder value."

     Dow expects to complete the sale of its pharmaceutical activities in Latin America to Roussel Uclaf within days. The purchase price will be about $145 million and result in a gain for Dow in a range of 15 to 20 cents per share.

Messrs. Falla, Popoff and Stavropoulos resigned from the Board of Directors of Marion Merrell Dow Inc. effective June
28, 1995.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

   (a)    As of June 28, 1995, Dow, Acquisition and Dow
Holdings (separately and collectively) own none of the shares of the common stock of Marion Merrell Dow Inc.

   (b)    Not applicable.
                          Page 5 of 13

   (c)    On June 28, 1995, Dow, Acquisition and Dow
Holdings collectively sold 196,865,790 shares of the common stock of Marion Merrell Dow Inc. to Hoechst in a private transaction for $25.75 per share.

   (d)    Not applicable.

   (e)    As of June 28, 1995, Dow, Acquisition and Dow
Holdings (separately and collectively) ceased to be the holders of more than 5% of the common stock of Marion
Merrell Dow Inc.


Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 28, 1995, Dow, Acquisition and Dow Holdings granted irrevocable proxies to Hoechst to vote all of the shares of the common stock of Marion Merrell Dow Inc. sold to Hoechst by those entities with respect to matters requiring a shareholder vote having a record date prior to the sale date.


Item 7.  Material to be Filed as Exhibits

   (A) The documents related to the sale of all of the shares of common stock of Marion Merrell Dow Inc. formerly owned by Dow, Acquisition and Dow Holdings to Hoechst are described in and attached to Amendment No. 20 to the
Schedule 13D, dated May 3, 1995, and are incorporated herein by this reference.

   (B)    Letter of Resignation - Falla.

   (C)    Letter of Resignation - Popoff.

   (D)    Letter of Resignation - Stavropoulos.

   (E)    Proxy - The Dow Chemical Company.

   (F)    Proxy - RH Acquisition Corp.

   (G)    Proxy - Dow Holdings Inc.
                          Page 6 of 13

                          SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1995                   THE DOW CHEMICAL
COMPANY


                              By:       /s/ Roger L. Kesseler
                              Name:     Roger L. Kesseler
                              Title:    Vice President,
                                        Controller

                          SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1995         RH ACQUISITION CORP.


                              By: /s/ Eric P. Blackhurst
                              Name:     Eric P. Blackhurst
                              Title:    Vice President and
                                        Secretary


                          SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1995                   DOW HOLDINGS INC.


                              By:       /s/ Eric P. Blackhurst
                              Name:     Eric P. Blackhurst
                              Title:    Secretary

                          EXHIBIT B



                      Enrique C. Falla
                   3304 N. Bent Oak Drive
                   Midland, Michigan 48640



June 28, 1995



Marion Merrell Dow Inc.
9300 Ward Parkway
Kansas City, MO 64114

Attention:     William Hoskins, Secretary

RE:  RESIGNATION FROM THE BOARD OF DIRECTORS

Effective immediately, I resign from the Board of Directors of Marion Merrell Dow Inc. (MMD).

I have enjoyed my service on the Board. I wish the Company good fortune in the future, and look forward to reading about exciting new changes as MMD and the Hoechst Group merge.

                                   Regards,


                                   /s/  Enrique C. Falla
                                   Enrique C. Falla

jh

                          EXHIBIT C



                        Frank Popoff
         3113 Valley Drive, Midland, Michigan 48640



June 28, 1995


Marion Merrell Dow Inc.
9300 Ward Parkway
Kansas City, MO 64114

Attention:  William Hoskins, Secretary


RESIGNATION FROM THE BOARD OF DIRECTORS

Effective immediately, I resign from the Board of Directors of Marion Merrell Dow Inc. (MMD).

The union of Marion Laboratories and Merrell Dow has served both organizations in terms of preparing for their future.
The creation of Hoechst Marion Roussel is another step in their progression.

I've enjoyed my service on the MMD Board, the association with my fellow directors, and the opportunity to participate in the organization's evolution. I wish continued success and good fortune to all the associates and will follow closely the progress made by the enterprise.

With sincere best wishes,


/s/ Frank Popoff
Frank Popoff

srw

                          EXHIBIT D

                                    The Dow Chemical Company

William S. Stavropoulos                     2030 Dow Center
President and Chief                 Midland, Michigan 48674
Operating Officer
                                               517 636-1752
                                           Fax 517 636-5832




June 28, 1995



Mr. William Hoskins, Secretary
Marion Merrell Dow Inc.
9300 Ward Parkway
Kansas City, MO 64114

Dear Bill:

RESIGNATION FROM THE BOARD OF DIRECTORS

Effective immediately, I resign from the Board of Directors of Marion Merrell Dow Inc. (MMD).

I have enjoyed my service on the Board. I wish the company good fortune in the future, and look forward to reading about exciting new changes as MMD and the Hoechst group merge.

Sincerely,



/s/ William S. Stavropoulos
William S. Stavropoulos

mp

                          EXHIBIT E


                            PROXY


In connection with the Stock Purchase Agreement, dated as of May 3, 1995 (the "Stock Purchase Agreement"), among Hoechst Corporation, a Delaware corporation, H Pharma Acquisition Corp., a Delaware corporation ("Acquisition"), The Dow Chemical Company, a Delaware corporation ("TDCC"), RH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TDCC, and Dow Holdings Inc., a Delaware corporation and a wholly owned subsidiary of TDCC, the undersigned hereby grants Acquisition an irrevocable proxy and irrevocably appoints Acquisition or its designee, with full power of substitution, its attorney and proxy to vote all of the 65,931,690 shares (the "Proxy Shares") of common stock, par value $0.10 per share, of Marion Merrell Dow Inc., a Delaware corporation (the "Company"), being sold, transferred and delivered to Acquisition by TDCC pursuant to the Stock Purchase Agreement on the date hereof, at any meeting of the stockholders of the Company, however called, or in connection with any action by written consent by the stockholders of the Company. The undersigned acknowledges and agrees that (i) this proxy is coupled with an interest and is irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and
(ii) the undersigned shall not hereafter grant or give any proxies with respect to the Proxy Shares to any other person (and if so granted or given), such other proxy shall be null and void and of no effect).

Dated:  June 28, 1995

                                   THE DOW CHEMICAL COMPANY


                                   By:  /s/ Enrique C. Falla
                                   Enrique C. Falla
                                   Executive Vice President and
                                   Chief Financial Officer

                          EXHIBIT F

                            PROXY


In connection with the Stock Purchase Agreement, dated as of May 3, 1995 (the "Stock Purchase Agreement"), among Hoechst Corporation, a Delaware corporation, H Pharma Acquisition Corp., a Delaware corporation ("Acquisition"), The Dow Chemical Company ("TDCC"), a Delaware corporation, RH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TDCC ("RHAC"), and Dow Holdings Inc., a Delaware corporation and a wholly owned subsidiary of TDCC, the undersigned hereby grants Acquisition an irrevocable proxy and irrevocably appoints Acquisition or its designee, with full power of substitution, its attorney and proxy to vote all of the 55,934,100 shares (the "Proxy Shares") of common stock, par value $0.10 per share, of Marion Merrell Dow Inc., a Delaware corporation (the "Company"), being sold, transferred and delivered to Acquisition by RHAC pursuant to the Stock Purchase Agreement on the date hereof, at any meeting of the stockholders of the Company, however called, or in connection with any action by written consent by the stockholders of the Company. The undersigned acknowledges and agrees that (i) this proxy is coupled with an interest and is irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and (ii) the undersigned shall not hereafter grant or give any proxies with respect to the Proxy Shares to any other person (and if so granted or given), such other proxy shall be null and void and of no effect).


Dated:  June 28, 1995

                                   RH ACQUISITION CORP.


                                   By:  /s/ Eric P. Blackhurst
                                   Eric P. Blackhurst
                                   Vice President

                          EXHIBIT G

                            PROXY


In connection with the Stock Purchase Agreement, dated as of May 3, 1995 (the "Stock Purchase Agreement"), among Hoechst Corporation, a Delaware corporation, H Pharma Acquisition Corp., a Delaware corporation ("Acquisition"), The Dow Chemical Company ("TDCC"), a Delaware corporation, RH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of TDCC, and Dow Holdings Inc., a Delaware corporation and a wholly owned subsidiary of TDCC ("DHI"), the undersigned hereby grants Acquisition an irrevocable proxy and irrevocably appoints Acquisition or its designee, with full power of substitution, its attorney and proxy to vote all of the 75,000,000 shares (the "Proxy Shares") of common stock, par value $0.10 per share, of Marion Merrell Dow Inc., a Delaware corporation (the "Company"), being sold, transferred and delivered to Acquisition by DHI pursuant to the Stock Purchase Agreement on the date hereof, at any meeting of the stockholders of the Company, however called, or in connection with any action by written consent by the stockholders of the Company. The undersigned acknowledges and agrees that (i) this proxy is coupled with an interest and is irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and (ii) the undersigned shall not hereafter grant or give any proxies with respect to the Proxy Shares to any other person (and if so granted or given), such other proxy shall be null and void and of no effect).

Dated:  June 28, 1995

                                   DOW HOLDINGS INC.


                                   By:  /s/ Enrique C. Falla
                                   Enrique C. Falla
                                   President